UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Whiting Petroleum Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

966387409
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 966387409
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Key Group Holdings (Cayman) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.		TYPE OF REPORTING PERSON IA

CUSIP No. 966387409
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sunil Jagwani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 966387409
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Millinvest, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.		TYPE OF REPORTING PERSON HC

ITEM 1(a).	NAME OF ISSUER:
Whiting Petroleum Corporation (the "Issuer")

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
1700 Broadway, Suite 2300, Denver, Colorado 80290-2300

ITEM 2(a).	NAME OF PERSON FILING:
Key Group Holdings (Cayman) Ltd.

Sunil Jagwani

Millinvest, Ltd.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The address of the principal business office of each of Key Group Holdings (Cayman) Ltd., Sunil Jagwani and Millinvest, Ltd. is 3C Caves Point, West Bay Street, Nassau, Bahamas.

ITEM 2(c)	CITIZENSHIP:
The place of organization of Key Group Holdings (Cayman) Ltd. is the Cayman Islands.  Sunil Jagwani is a citizen of India.  The place of organization of Millinvest, Ltd. is the Bahamas.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, $0.001 par value

ITEM 2(e).	CUSIP NUMBER:
966387409

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

☒	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G) (as to Sunil Jagwani and Millinvest, Ltd.).

ITEM 4.	OWNERSHIP:
(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:
Key Group Holdings (Cayman) Ltd. – 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:
Key Group Holdings (Cayman) Ltd. – 0
(iv)	shared power to dispose or to direct the disposition of: 0

The securities previously reported in this Schedule 13G were held by investment advisory clients or discretionary accounts of which Key Group Holdings (Cayman) Ltd. was the investment advisor.  When an investment management contract delegates to Key Group Holdings (Cayman) Ltd. investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, Key Group Holdings (Cayman) Ltd. is treated as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.  Accordingly, Key Group Holdings (Cayman) Ltd. reports that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.  As a result, Key Group Holdings (Cayman) Ltd. may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 as amended.
Millinvest, Ltd. is the owner of Key Group Holdings (Cayman) Ltd.  Sunil Jagwani is the ultimate beneficial owner of Millinvest, Ltd.  Because Millinvest, Ltd. is the owner of Key Group Holdings (Cayman) Ltd. and Mr. Jagwani is the ultimate beneficial owner of Millinvest, Ltd.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
See Item 4.  Each client of Key Group Holdings (Cayman) Ltd. had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the class of securities previously reported.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

See Items 3 and 4.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits	Joint Filing Agreement. (Previously filed as Exhibit A to the reporting parties' Schedule 13G filed on February 14, 2018).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 12, 2019
KEY GROUP HOLDINGS (CAYMAN) LTD.

By:     /s/ Marc Marsdale
Name:	Marc Marsdale
Title:	Chief Operating Officer

/s/ Sunil Jagwani
Sunil Jagwani

MILLINVEST, LTD.

By:      /s/ Sunil Jagwani
Name:	Sunil Jagwani
Title:	Director